UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                                    YP Corp.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    987824109
         --------------------------------------------------------------
                                 (CUSIP Number)

                        Grand Slam Asset Management, LLC
                                One Bridge Plaza
                           Fort Lee, New Jersey 07024
                                 (201) 346-4335
                               Attn: Erik Volfing

--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 21, 2005
     -----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                                SEC 1746 (12-91)

CUSIP NO. 987824109                          AMENDMENT NO. 1 TO SCHEDULE 13D
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1      NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Grand Slam Asset Management, LLC            IRS # 22-3779105

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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |X|
                                                                        (b)
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3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       AF
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5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS RE-
       QUIRED PURSUANT TO ITEM 2(d) OR 2(e)    |_|

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware, USA
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                     7      SOLE VOTING POWER

  NUMBER OF                 -0-
   SHARES           ------------------------------------------------------------
 BENEFICIALLY        8      SHARED VOTING POWER
  OWNED BY
    EACH                    3,745,880
  REPORTING         ------------------------------------------------------------
   PERSON            9      SOLE DISPOSITIVE POWER
    WITH
                            -0-
                    ------------------------------------------------------------
                     10     SHARED DISPOSITIVE POWER

                            3,745,880
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,745,880
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                      |_|


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       7.66%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

       IA
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                                     Page 2

CUSIP NO. 987824109                          AMENDMENT NO. 1 TO SCHEDULE 13D
--------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Grand Slam Capital Master Fund, Ltd.        IRS # 20-0239056

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |X|
                                                                        (b)
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       WC
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS RE-
       QUIRED PURSUANT TO ITEM 2(d) OR 2(e)    |_|

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Cayman Islands
--------------------------------------------------------------------------------
                     7      SOLE VOTING POWER

  NUMBER OF                 -0-
   SHARES           ------------------------------------------------------------
 BENEFICIALLY        8      SHARED VOTING POWER
  OWNED BY
    EACH                    3,745,880
  REPORTING         ------------------------------------------------------------
   PERSON            9      SOLE DISPOSITIVE POWER
    WITH
                            -0-
                    ------------------------------------------------------------
                     10     SHARED DISPOSITIVE POWER

                            3,745,880
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,745,880
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                      |X|


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       7.66%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

       OO
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                                     Page 3

This first amendment (the "First Amendment") amends and supplements the Statement on Schedule 13D, dated September 12, 2005 (the "Statement"), previously filed with the Securities and Exchange Commission (the "SEC") by Grand Slam Capital Master Fund, Ltd., a Cayman Islands exempted company ("Master Fund"), and Grand Slam Asset Management, LLC, a Delaware limited liability company (the "Asset Management", together with Master Fund, the "Reporting Parties"), with respect to their beneficial ownership of the common stock (the "Common Stock"), par value $0.001 per share, of YP Corp., a Nevada corporation (the "Issuer").


          ITEM 1.    SECURITY AND ISSUER

This First Amendment relates to the Common Stock of the Issuer, which has its principal offices at 4840 East Jasmine Street, Suite 105, Mesa, Arizona.

          ITEM 2.    IDENTITY AND BACKGROUND

          (a) This First Amendment is being filed by Master Fund. Master Fund was formed for the purpose of acquiring and managing assets. This First Amendment is also being filed by Asset Management, for and on behalf of itself, which serves as the investment advisor of Master Fund. As such, Asset Management may be deemed to control, directly or indirectly, Master Fund and to beneficially own the shares of Common Stock being reported on this First Amendment by Master Fund.

          (b) The address of the principal offices of Asset Management and the mailing address of Master Fund is One Bridge Plaza, Fort Lee, New Jersey 07024. The address of the principal offices of Master Fund is c/o Bank of Bermuda (Cayman) Limited, 36C Bermuda House, British American Center, Dr. Roy's Drive, PO Box 513GT, George Town, Grand Cayman, Cayman Islands, B.W.I.

          (c) Attached as Exhibit A is the name of the executive officers and managers of Asset Management and their business addresses and principal occupations. Attached as Exhibit B are the names of the directors of Master Fund, their business addresses and principal occupations. Master Fund has no executive officers.

          (d) During the last five years, neither of the Reporting Parties nor any person listed on Exhibits A or B has been convicted in a criminal proceeding.

          (e) During the last five years, neither of the Reporting Parties nor any person listed on Exhibits A or B has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) The nationality of the executive officers and managers of Asset Management are set forth on Exhibit A. The nationality of the directors of Master Fund are set forth on Exhibit B.

          ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The funds for the purchase of the shares of Common Stock set forth on Exhibit C hereto (the "Shares") have come from the working capital of Master Fund. The aggregate amount of funds used in making the purchases of the Shares since date of the filing of the Statement is $287,857.

          ITEM 4.    PURPOSE OF TRANSACTION

          The Reporting Parties have acquired the Shares, as described in this First Amendment, in order to obtain a substantial equity position in the Issuer based on the Reporting Parties' belief that the Common Stock at current market prices is undervalued and represent an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Parties, and the availability of shares of Common Stock at prices that would make the purchase of additional shares desirable, the Reporting Parties may endeavor to increase their position in the Issuer through, among other things, the purchase of shares of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Parties may deem advisable. Asset Management anticipates that, from time to time, it may communicate with the Issuer regarding its business and strategic opportunities and identify to the Issuer strategic opportunities and alternatives to be considered by the Issuer. Asset Management may also propose, propose to arrange, or identify to the Issuer sources of capital.

          Other than as set forth herein, neither of the Reporting Parties, nor any of the individuals set forth on Exhibits A or B has any plans or proposals that relate to or would result in any of the results specified in paragraphs (a) through (j) of Item 4 of this First Amendment.

          ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

          (a) The Reporting Parties beneficially own an aggregate of 3,745,880 Shares representing approximately 7.66% of the issued and outstanding shares of Common Stock of the Issuer. The percentage ownership of the Reporting Parties in the Issuer's capital stock is based on 48,874,194 issued and outstanding shares of the Common Stock as reported by the Issuer in its Annual Report on Form 10-K for the year ended September 30, 2005, filed with the SEC. The managers of Asset Management do not beneficially own any shares of Common Stock. Since Asset Management may be deemed to control, directly or indirectly, Master Fund, Asset Management may be deemed to have the power to direct the vote or disposition of the Shares, and accordingly, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3 under the Exchange Act, to beneficially own the Shares held by Master Fund.

          (b) Master Fund directly owns the Shares and has the power to vote or direct the vote and to dispose or direct the disposition of the Shares. Asset Management may be deemed to control, directly or indirectly, Master Fund, Asset Management may be deemed to have shared power to vote or direct the vote and dispose or direct the disposition of the Shares and may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3 under the Exchange Act, to beneficially own the shares of Common Stock held by Master Fund.

          (c) The dates and amount of each acquisition of the Shares is listed on Exhibit C hereto. Except as set forth in Exhibit C hereto, there have been no transactions in shares of Common Stock since the date of the filing of this Statement by the Reporting Parties or any person or entity listed on Exhibits A or B hereto.

          (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares owned by Master Fund except Asset Management.

          (e)  Not applicable.

          ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Asset Management provides investment management services to Master Fund pursuant to that certain Amended and Restated Investment Management Agreement, dated September 1, 2003, by and among Asset Management, Master Fund and Grand Slam Capital Offshore Fund, Ltd.

          ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

          The following materials are filed as Exhibits to the Statement:


          EXHIBIT A:        Information with respect to the executive officers
                            and managers of Grand Slam Asset Management, LLC.

          EXHIBIT B:        Information with respect to the directors of
                            Grand Slam Capital Master Fund, Ltd.

          EXHIBIT C:        As described in Item 5.

          EXHIBIT D:        Joint Filing Agreement.

                                    SIGNATURE



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this First Amendment is true, complete and correct.



Dated:  December 22, 2005                Grand Slam Capital Master Fund, Ltd.




                                         By: /s/ Erik Volfing
                                             ---------------------------
                                         Name:   Erik Volfing
                                         Title:  Authorized Signatory


Dated:  December 22, 2005                Grand Slam Asset Management, LLC




                                          By: /s/ Erik Volfing
                                              ---------------------------
                                          Name:   Erik Volfing
                                          Title:  Member